UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 11, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Senior Mortgage Loan – 1118 Ave 56, LLC - Update

On May 10, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $3,125,000 (the “Square One Homes Ave 56 Senior Loan”). The borrower, 1118 Ave 56, LLC, a California limited liability company (“Square One Homes Ave 56”), used the loan proceeds to purchase 28,680 square feet of land that is entitled at 1118-1128 N Avenue 56, Los Angeles, CA (the “Square One Homes Ave 56 Property); during the loan term, Square One Homes Ave 56 completed design and construction documents and filed the construction documents with the city for building permits. The Square One Homes Ave 56 Senior Loan was secured by the Square One Homes Ave 56 Property.

On December 11, 2017, Square One Homes Ave 56 paid off the investment for the full amount of the Square One Ave 56 Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $3,125,000 as of the pay-off date. Square One Ave 56 sold the property to a private home builder, who intends to proceed through construction of the homes.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated September 30, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   December 14, 2017